CUSIP No. 6934341029	Page 1 of 14 Pages

As filed with the Securities and Exchange Commission on January 31, 2014

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

PMC Commercial Trust

(Name of Issuer)

Common shares of Beneficial Interest

(Title of Class of Securities)

693434102

(CUSIP Number)

Evan Stone, Esq

Gardere Wynne Sewell LLP

1601 Elm St, S. 3000

Dallas TX 75201

(214) 999-4906

Fax (214) 999-3906

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6934341029	Page 2 of 14 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person. REIT Redux LP IRS EIN 26-3332258
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 107,935
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 107,935
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,935
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person PN

CUSIP No. 6934341029	Page 3 of 14 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person. Robert J. Stetson
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,400
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 63,400
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person IN

CUSIP No. 6934341029	Page 4 of 14 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person. Joe C. Longbotham
2.	Check the Appropriate Box if a Member of a Group (a.) ☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,618
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,618
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,618
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person IN

CUSIP No. 6934341029	Page 5 of 14 Pages

1.	Names of Reporting Person I.R.S. Identification Nos. of above person. B.T. Interest, Ltd. IRS EIN 27-5333069
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,418
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 65,418
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,418
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person PN

CUSIP No. 6934341029	Page 6 of 14 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person. Lonnie & Rosalie Whatley Family LLC
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,212
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,212
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,212
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 6934341029	Page 7 of 14 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . David West
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,350
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 66,350
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,350
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 6934341029	Page 8 of 14 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . West Partners L.P. EIN 27-1454074
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,350
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 65,350
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,350
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 6934341029	Page 9 of 14 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above person . David Martin West Asset Trust
2.	Check the Appropriate Box if a Member of a Group (a.)☒ (b.) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,857
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,857
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,857
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 6934341029	Page 10 of 14 Pages

Item 1.     Security and Issuer

This Amendment No. 5 (this "Amendment No. 5") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D" and, together with Amendment No.1 to the Original Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2013, Amendment No. 2 to the original Schedule 13D, filed with the SEC on May 16, 2013, Amendment No. 3 to the original Schedule 13D, filed with the SEC on July 18, 2013 Amendment No. 4 to the original Schedule 13D, filed with the SEC on October 24, 2013, and Amendment No. 5, this "Schedule 13D") filed with the SEC on April 1, 2013 and relates to the common shares of beneficial interest, par value $0.01 per share (the "Shares"), of PMC Commercial Trust, a Texas real estate investment trust (the "Company"), whose principal executive offices are located at 17950 Preston Road, Suite 600, Dallas, Texas 75254. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meaning ascribed to such terms in the Original Schedule 13D. Except as amended and supplemented herein or by Amendments No. 1, 2, 3 and 4 thereto, the Original Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 4.     Purpose of Transaction.

The following supplements Item 4 disclosure set forth in the original Schedule 13D and subsequent Amendments thereto:

As further described under Item 6, on January 29, 2014, REIT Redux, L.P.(“Reit Redux”) reached a settlement of the lawsuit brought by it against the Company and certain other parties in Dallas County Court At Law No. 5 titled REIT Redux, L.P. et al v. PMC Commercial Trust relating to the Company’s proposed transaction with CIM Urban REIT LLC (the “Litigation”). A related class and derivative settlement was also concurrently reached. Pursuant to the REIT Redux settlement, REIT Redux has agreed to the dismissal of its claims in the Litigation and a withdrawal of its application for temporary injunction and has agreed to vote its Shares in favor of the proposals in connection with the CIM transaction. Under the terms of the settlement, which is subject to consummation of the transaction and court approval of the separate class and derivative settlement, an affiliate of CIM Group, LLC, CIM Service Provider, LLC, will purchase up to 500,000 Shares currently owned by the Reporting Persons, at a price of $5.00 per Share, if requested by REIT Redux to do so at any time from July 10, 2014 until August 10, 2014. A condition to the exercise of such right is a certification that the Reporting Persons’ have not purchased additional Shares through the date of the request nor will purchase additional Shares through the end of the put period. Accordingly, as a result of the settlement, at this time, the Reporting Persons’ intend not to acquire additional Shares. The Reporting Persons have not made any determination at this time whether or not to sell their Shares pursuant to such “put” right or otherwise.

CUSIP No. 6934341029	Page 11 of 14 Pages

Other than the foregoing, there have been no other changes to the plans or proposals of the Reporting Persons. Although the foregoing represents the current plans and intentions of the Reporting Persons, it should be noted that such plans and intentions may change at any time. Accordingly, the Reporting Persons are continuously reviewing all aspects of their Share position. Consequently, the Reporting Persons expressly reserve the right to or to sell or otherwise dispose of all or part of their Share position and may do so at any time. Whether the Reporting Persons decide to acquire additional Shares or sell some or all of the Shares that they now own will depend upon circumstances existing from time to time, many of which the Reporting Persons cannot control, including market conditions.

Item 5.     Interest in Securities of the Issuer.

The Reporting Persons as a group own 581,140 Shares, or approximately 5.5% of the outstanding Shares.

In addition to their respective direct holdings, Mr. Stetson may be deemed to beneficially own the 107,935 Shares, or approximately 1.0% of the outstanding Shares, held by REIT Redux by virtue of his position as President of REIT Redux LLC, the general partner of REIT Redux, that has the power to vote and dispose of such Shares; Mr. Whatley may be deemed to beneficially own the 65,418 Shares, or approximately 0.6% of the outstanding Shares, held by B.T. Interest, Ltd. and the 39,212 Shares, or approximately 0.4% of the outstanding Shares, held by Lonnie & Rosalie Whatley Family LLC as a result of his power to vote and dispose of such Shares; and  Mr. West may be deemed to beneficially own the 65,350 Shares, or approximately 0.6% of the outstanding Shares, held by West Partners L.P. and the 22,857 Shares, or approximately 0.2% of the outstanding Shares, held by the David Martin West Asset Trust as a result of his power to vote and dispose of such Shares.

The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based on 10,596,220 Shares outstanding on November 5, 2013 as reported in the Company's Report on From 10-Q for the quarterly period ended September 30, 2013.

Information concerning transactions in equity securities of the Company effected by the Reporting Persons during the past 60 days is set forth on Schedule 1 hereto.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

In connection with the settlement of the Litigation, REIT Redux entered into a settlement agreement (the “Settlement Agreement”) with the defendants to the Litigation. Pursuant to the terms of the foregoing settlement, which is subject to consummation of the Company’s transaction with CIM Urban REIT LLC and court approval of a separate class and derivative settlement:

•	an affiliate of CIM Group, LLC, CIM Service Provider, LLC, will purchase up to 500,000 Shares currently owned by the Reporting Persons, at a price of $5.00 per Share, if requested by REIT Redux to do so at any time from July 10, 2014 until August 10, 2014. The foregoing “put” right is subject to satisfaction of the voting obligations set forth below and a certification that the Reporting Persons have not purchased additional shares through the date of the request nor will purchase additional shares through the end of the put period.

•	REIT Redux has agreed to vote its shares, and represents that the other Reporting Persons will vote their shares, in favor of the proposals (the “Proposals”) presented to the Company’s shareholders at the special shareholder meeting with respect to the CIM transaction currently scheduled for February 11, 2014.

•	The parties provided mutual releases and agreed to a mutual non-disparagement.

The foregoing description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 2 hereto.

Consistent with the foregoing settlement, REIT Redux, L.P. and the other Reporting Persons intend to vote their shares in favor of the Proposals.

Other than as disclosed above or Mr. Stetson’s voting and dispositive power with respect to the shares of REIT Redux, the Reporting Persons are not a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of the Company.

Item 7.     Materials to be Filed as Exhibits.

Ex 1	Joint filing Agreement, dated April 1, 2013 by and among the Reporting Persons

Ex 2	Settlement Agreement dated effective January 28, 2014 by and among REIT Redux, L.P., PMC Commercial Trust, Southfork Merger Sub, LLC, Jan Salit, Barry Berlin, Dr. Martha Rosemore Morrow, Nat Cohen and Barry Imber.

CUSIP No. 6934341029	Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 31, 2014

REIT Redux, L.P.
A Delaware Limited Partnership

By:	REIT Redux LLC
Its general partner

	By:	/s/ Robert J. Stetson
Robert J. Stetson President

/s/ Robert J. Stetson
Robert J. Stetson

/s/ Joe C. Longbotham
Joe C. Longbotham

B.T. Interest, Ltd.

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Manager

Lonnie & Rosalie Whatley Family LLC

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Member

/s/ David West
David West

West Partners L.P.
By:	West Partners GenPar LLC,
Its general partner

By:	/s/ David West
David West Manager

David Martin West Asset Trust

By:	/s/ David West
David West Trustee

CUSIP No. 6934341029	Page 13 of 14 Pages

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of April 1, 2013, by and among REIT Redux, L.P., Robert J. Stetson, Joe C. Longbotham, B.T. Interest, Ltd., Lonnie & Rosalie Whatley Family LLC, David West, West Partners L.P. and David Martin West Asset Trust.

Exhibit 2

Settlement Agreement dated effective January 28, 2014 by and among REIT Redux, L.P., PMC Commercial Trust, Southfork Merger Sub, LLC, Jan Salit, Barry Berlin, Dr. Martha Rosemore Morrow, Nat Cohen and Barry Imber.

CUSIP No. 6934341029	Page 14 of 14 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common shares of PMC Commercial Trust, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the 1st day of April, 2013.

Date:  April 1, 2013

REIT Redux, L.P.

By:	REIT Redux LLC, its general partner

	By:	/s/ Robert J. Stetson
	Name: Title:	Robert J. Stetson President

/s/ Robert J. Stetson
Robert J. Stetson

/s/ Joe C. Longbotham
Joe C. Longbotham

B.T. Interest, Ltd.

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Manager

Lonnie & Rosalie Whatley Family LLC

By:	/s/ Lonnie B. Whatley III
Lonnie B. Whatley III Member

/s/ David West
David West

West Partners L.P.
By:	West Partners GenPar LLC,
Its general partner

By:	/s/ David West
David West Manager

David Martin West Asset Trust

By:	/s/ David West
David West Trustee

EXHIBIT 2

CAUSE NO. CC-13-05823-E

REIT REDUX, L.P., HOAK & CO., and	§	IN THE COUNTY COURT
HOAK PUBLIC EQUITIES, L.P.,	§
On behalf of themselves and others	§
similarly situated, and Derivatively on	§
Behalf of PMC COMMERCIAL TRUST,	§
§
Plaintiffs,	§
§
v.	§	AT LAW NO. 5
§
PMC COMMERCIAL TRUST,	§
JAN F. SALIT, BARRY N. BERLIN,	§
NATHAN COHEN, DR. MARTHA	§
ROSEMORE MORROW, BARRY IMBER,	§
SOUTHFORK MERGER SUB,	§
and CIM URBAN REIT, LLC,	§
§
Defendants.	§	DALLAS COUNTY, TEXAS

Settlement AGreement

WHEREAS, pending before the County Court at Law No. 5, in Dallas County, State of Texas (the “Court”), is an action captioned REIT Redux, L.P., Hoak & Co., and Hoak Public Equities, L.P., on behalf of themselves and all others similarly situated, and derivatively on behalf of PMC Commercial Trust v. PMC Commercial Trust, Jan F. Salit, Barry N. Berlin, Nathan Cohen, Dr. Martha Rosemore Morrow, Barry Imber, Southfork Merger Sub, LLC, and CIM Urban REIT, LLC, Cause No.: CC-13-05823-E (the “Action”);

WHEREAS, REIT Redux, L.P. (“Plaintiff,” on its behalf and on behalf of the individuals or entities that are “reporting persons” on Plaintiff’s Schedule 13D filings with respect to PMC Commercial Trust filed with the SEC, the “13D Group”) has reached an agreement providing for the settlement of its claims in the Action on the terms and subject to the conditions set forth below, has agreed to dismiss its claims, and based on this Settlement Agreement no longer desires to be a plaintiff, on behalf of itself, others similarly situated and/or derivatively on behalf of PMC Commercial Trust;

SETTLEMENT AGREEMENT	PAGE 1

WHEREAS, on July 8, 2013, PMC Commercial Trust (“PMC”), a publicly traded (NYSE: PCC) Real Estate Investment Trust organized under the laws of the State of Texas, announced that it and its subsidiary, Southfork Merger Sub, LLC (“Southfork”) a Delaware limited liability company, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CIM Urban REIT, LLC (“CIM”) and its subsidiary, CIM Merger Sub, LLC (“CIM Merger Sub”), pursuant to which (among other things), if approved by a vote of at least a majority of the shareholders of PMC present or represented by proxy at a special meeting of PMC’s shareholders currently scheduled for February 11, 2014 (the “PMC Shareholder Vote”): (1) PMC would pay a special dividend to its shareholders as of the dividend record date in the amount of $5.50 per share; (2) PMC would issue approximately 22 million additional common and approximately 65 million preferred shares to a subsidiary of CIM as set forth in the Merger Agreement; and (3) following the issuance of such shares, CIM Merger Sub would merge into Southfork, all as more fully described in the Merger Agreement (the “Proposed Transaction”);

WHEREAS, on July 8, 2013, PMC filed with the Securities and Exchange Commission (“SEC”) a Form 8-K (the “Form 8-K”) which announced the Proposed Transaction and attached a copy of the Merger Agreement;

WHEREAS, on August 30, 2013, PMC filed a Registration Statement on Form S-4 (File No. 333-190934) (the “Form S-4”) with the SEC in connection with the Proposed Transaction, and on December 30, 2013, PMC filed its definitive Proxy Statement/Prospectus pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, which was mailed to shareholders of PMC on or about January 6, 2014 seeking their approval of certain aspects of the Proposed Transaction, and among other things, provided information about the Proposed Transaction, its background, and the reasons PMC’s Board of Trust Managers was recommending certain aspects of the Proposed Transaction for shareholder approval;

WHEREAS on July 19, 2013 and again on December 23, 2013, Plaintiff sent letters to PMC opposing the Proposed Transaction because, among other things, Plaintiff contended that their shares’ value post-Merger, and therefore, the total merger compensation, would be insufficient;

WHEREAS, Defendants dispute the assertions set forth in Plaintiff’s July 19, 2013 and December 13, 2013 letters;

WHEREAS, on October 9, 2013, Plaintiff filed the Action seeking, among other things, to enjoin the Proposed Transaction as contemplated in the Form S-4, based on Plaintiffs’ direct, derivative, and putative class allegations in connection with the Proposed Transaction claiming (among other things): (a) breach of PMC’s Declaration of Trust, breach of fiduciary duty and shareholder oppression against Jan F. Salit, Barry N. Berlin, Nathan Cohen, Dr. Martha Rosemore Morrow and Barry Imber (the “Individual Defendants”), (b) vicarious liability against PMC, and (c) aiding, abetting and inducing such breaches and tortious interference against CIM;

WHEREAS, Defendants have denied, and continue to deny, that they have: (i) breached the PMC Declaration of Trust, (ii) committed, attempted to commit, or aided and abetted in the commission of any breach of fiduciary duty owed to PMC, Southfork or their shareholders or otherwise, (iii) committed any tortious act or (iv) engaged in any of the wrongful acts alleged in the Action;

SETTLEMENT AGREEMENT	PAGE 2

WHEREAS, on November 4, 2013, Plaintiff filed an Application for Temporary Injunction, seeking to enjoin the Proposed Transaction, which is currently set for hearing on January 29, 2014, and February 6, 2014;

WHEREAS on November 12, 2013, Plaintiff amended its Petition to add derivative allegations on behalf of Southfork;

WHEREAS, on December 13, 2013, PMC, the Individual Defendants and Southfork filed their Amended Plea to the Jurisdiction and Special Exceptions, which is pending before the Court and could result in dismissal of the claims;

WHEREAS, beginning in November 2013, the parties to the Action and their counsel engaged in arms’ length discussions regarding a potential resolution of the claims asserted in the Action, and on January 21, 2014, the parties mediated such claims before Chris Nolland, the mediator appointed by the Court to mediate the claims in the Action;

WHEREAS, after multiple adversarial negotiations including two days of in-person meetings, one day of which involved mediation before the Court-appointed mediator, Plaintiff, on the one hand, and PMC, Southfork, the Individual Defendants and CIM (collectively, the “Defendants,” and together with Plaintiff, the “Parties”), on the other hand, reached an agreement concerning the settlement of the claims in the Action, which they set forth herein (the “Settlement”);

WHEREAS, as part of the Settlement, CIM has agreed to take certain actions, including that CIM has represented and warranted that CIM Service Provider, LLC, a subsidiary of CIM Group and the entity appointed to act as manager pursuant to the Master Services Agreement (as defined in the Form S-4) (“Buyer”) will purchase 500,000 shares of PMC for $5.00 per share during an open “window”;

WHEREAS, in consideration for the foregoing and the mutual promises made herein, Plaintiff, on its behalf and on behalf of the 13D Group, will release the Defendants, their affiliates, and all persons acting on behalf of or in concert with them, of all claims that Plaintiff or the 13D Group have or might have relating to, inter alia, the Proposed Transaction and the events leading up to the Proposed Transaction, including all claims that were or could have been asserted in the Action;

WHEREAS, as of the date of this Settlement Agreement (the “Effective Date”), Plaintiff and the 13D Group collectively own at least 580,000 PMC common shares (collectively the “Group’s Shares”);

WHEREAS, as part of the Settlement, Plaintiff agrees to withdraw its Application for Temporary Injunction and to vote Plaintiff’s shares (and represents that the other members of the 13D Group shall vote their shares) in favor of all proposals submitted to PMC’s shareholders in connection with the Proposed Transaction;

WHEREAS, Defendants have agreed to settle the claims on the terms set forth in this Settlement Agreement solely to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegations made in the Action or any liability with respect thereto and expressly denying same;

SETTLEMENT AGREEMENT	PAGE 3

NOW THEREFORE, as a result of the foregoing and the arm’s length negotiations among the Parties and their counsel, in consideration of the promises and covenants set forth herein, the Parties have agreed as follows:

1.                  Subject to compliance by Plaintiff with (a) the notice requirement (including clauses (i), (ii) and (iii)) of the next sentence and (b) the voting obligations set forth in Paragraph 2, CIM represents and warrants that Buyer will purchase the Group’s Shares in PMC (not to exceed 500,000 shares in the aggregate) at a price of $5.00 per share at any time between July 10, 2014 and August 10, 2014 (the “Put Period”). On behalf of the 13D Group, Plaintiff may exercise the right one time to have Buyer purchase the Group’s Shares in accordance with this paragraph (the “Put Right”) by providing Buyer during the Put Period with written notice of its exercise of the Put Right, which notice shall (i) be delivered to CIM Service Provider, LLC, c/o CIM Group, 6922 Hollywood Blvd., Ninth Floor, Los Angeles, California 90028, Attn: General Counsel, (ii) set forth the number of PMC shares, up to 500,000, that Plaintiff elects to have Buyer purchase from the 13D Group (as record or beneficial owner), and (iii) certify, under penalty of perjury, that neither Plaintiff nor any of the other members of the 13D Group has purchased or acquired, or contracted to purchase or acquire, any shares of PMC at any time from January 21, 2014 through the date of such notice and covenants that they will not do so through the end of the Put Period. Subject to compliance with the foregoing, Buyer shall purchase the Group’s Shares (identified by Plaintiff pursuant to the prior clause (ii)) within five business days thereafter and deliver or cause the delivery to Plaintiff and/or the other applicable members of the 13D Group sale proceeds no later than the applicable settlement period. Neither Plaintiff nor any member of the 13D Group is required to sell any of the Group’s Shares and may sell or cause the sale of less (individually or in aggregate) than 500,000 PMC shares pursuant to the Put Right. CIM further agrees that any modifications it makes to the Proposed Transaction’s special dividend provisions or the number of shares to be issued under the Final Prospectus, or to the extent it causes PMC to enact a reverse share split, the $5 Put Right price shall be adjusted accordingly. The Put Right shall expire at 5:00 p.m. central time on August 10, 2014 if not exercised in accordance with this paragraph prior to that time. For avoidance of doubt, (1) the Put Right may be exercised with respect to any of the Group’s Shares held in street name (in which case the purchase and sale of such shares pursuant to the Put Right may occur through broker intermediaries) and (2) Plaintiff’s role in exercising the Put Right on behalf of any other member of the 13D Group is to facilitate the sale of the Group’s Shares (should such member determine to sell in accordance with the foregoing) but Plaintiff does not control the disposition of any such shares of such other member and no agreement with any such other member to sell exists. Plaintiff and/or other members of the 13D Group selling the Group’s Shares pursuant to the Put Right shall deliver or cause the delivery of the applicable shares to Buyer in connection with settlement of the purchase.

SETTLEMENT AGREEMENT	PAGE 4

2.                  Plaintiff covenants that it and the other members of the 13D Group will vote or cause be voted in the aggregate all PMC shares beneficially owned by Plaintiff and the other members of the 13D Group as of the record date for the PMC Shareholder Vote (which number of shares so voted shall not be less than the number of the Group’s shares), in favor of all proposals presented to PMC’s shareholders at the PMC Shareholder Vote, including any adjournment or postponement thereof. In furtherance of the foregoing, Plaintiff (a) shall vote or validly submit proxies with respect to Plaintiff’s PMC shares owned as of the record date and (b) represents that the other members of the 13D Group shall vote or validly submit proxies with respect to their PMC shares owned as of the record date, in each case by February 9, 2014 in accordance with the instructions set forth in the Form S-4 voting in favor of all proposals presented to PMC’s shareholders at the PMC Shareholder Vote (it being understood that “street name” shares may be voted through directing a broker intermediary to vote or submit a proxy in accordance with the foregoing). Following the foregoing affirmative vote by Plaintiff and the 13D Group, they shall not change or withdraw their vote. The failure of Plaintiff or any other member of the 13D Group to vote (or deliver proxies with respect to) the shares owned by them in favor of the proposals presented to PMC’s shareholders at the PMC Shareholder Vote shall cause the Put Right to terminate (if and only if the PMC Shareholder Vote is held pursuant to proper notice provided in accordance with PMC’s governing documents and applicable law). If Plaintiff and the other members of the 13D Group comply with their voting obligations herein but the Proposed Transaction nevertheless fails to close, this Settlement Agreement shall be null and void. For purposes of the foregoing, “fails to close” means (1) the Proposed Transaction with CIM and its affiliates does not close within six (6) months of the date hereof and (2) the Merger Agreement is terminated. Notwithstanding the foregoing, if a de minimis number of PMC shares, totaling no greater than 5,000 shares, owned by members of the 13D Group are not voted at all (or proxies with respect thereto have been not provided to PMC), Plaintiff and the other members of the 13D Group shall not be out of compliance with the foregoing voting obligations so long as such de minimis PMC shares are not voted against the proposals presented to PMC’s shareholders at the PMC Shareholder Vote.

3.                  Upon execution of this Settlement Agreement by all Parties, Plaintiff will withdraw its Application for a Temporary Injunction filed in the Action and will dismiss all of its direct and derivative claims with prejudice without costs or fees to any Party.

SETTLEMENT AGREEMENT	PAGE 5

4.                  Mutual Releases.

(a)                Plaintiff on behalf of itself and the 13D Group (collectively, the “Releasing Persons”) agrees to Release, Acquit and forever discharge Defendants and their respective spouses, parent entities, affiliates, divisions, subsidiaries and members, and each and all of their respective past, present or future officers, directors, trustees, managers, principals, agents, representatives, employees, general or limited partners, attorneys, financial or investment advisors (including without limitation Sandler O’Neill), appraisers, and any other advisors, consultants, accountants, investment bankers, commercial bankers, trustees, engineers, insurers, members, heirs, executors, personal or legal representatives, estates, administrators, successors and assigns, whether or not any such Released Persons were named in the Action (collectively, the “Released Persons”), of all claims, demands, rights, actions or causes of action, liabilities, damages, losses, obligations, judgments, suits, fees, expenses, costs, matters and issues of any kind or nature whatsoever, whether legal, equitable or any other type, known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, hidden or concealed, matured or unmatured, that have been, could have been, or in the future can or might be asserted in the Action or in any court, tribunal or proceeding, including but not limited to any claims arising under federal securities laws or under federal, state statutory or common law, or any other law, rule or regulation, including the law of any other jurisdiction outside of the United States, regarding the allegations, facts, events, acquisitions, matters, acts, occurrences, decisions, conduct, statements, representations, omissions, that was or could have been raised in the Action, or that are otherwise related in any way to: (i) the claims or allegations asserted in the Action or in any other proceeding concerning the Proposed Transaction, (ii) the Proposed Transaction and the Merger Agreement and any related agreements (the “Related Agreements”); (iii) any filing with the SEC relating to the Proposed Transaction; (iv) the negotiations in connection with the Proposed Transaction and Related Agreements; (v) the public statements or disclosures or disclosure obligations of any of the Defendants or Released Persons in connection with the Proposed Transaction and the Related Agreements; (vi) the fiduciary obligations of any of the Defendants or Released Persons in connection with the Proposed Transaction, the Related Agreements, any SEC filings or any other matter in connection with the Proposed Transaction; (vii) any alleged breach of the PMC Declaration of Trust related to the PMC Shareholder Vote or the Proposed Transaction; and/or (viii) the entry by Defendants into this Settlement Agreement, the Settlement Documents and the Settlement (collectively, “Settled Claims”); provided, however, that notwithstanding the foregoing, the above release shall not extend to Plaintiff’s right to enforce the terms of this Settlement Agreement or to any non-Settled Claims that arose or accrued after execution of this Settlement Agreement;

(b)               The Releasing Persons waive their rights under applicable state law, federal law and common law to the extent such laws may have the effect of limiting the releases set forth above, including a specific waiver by the Releasing Persons of all claims which the Releasing Persons do not know or expect to exist at the time of the release, and any rights pursuant to California Civil Code Section 1542, or any similar, comparable or equivalent provision of the law of any other jurisdiction, which provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor;

(c)                Defendants Release, Acquit and forever discharge Plaintiff, the Releasing Persons, and Plaintiff’s counsel from all claims arising out of the commencement, prosecution, settlement or resolution of the Settled Claims; provided, however, that the Released Persons shall retain the right to enforce the terms of this Settlement Agreement;

(d)               In the event this Settlement Agreement becomes null and void, the existence or terms of this Settlement Agreement shall not be used as evidence in this or in any other proceeding, and may not be the basis or used as evidence to attack Plaintiff’s standing in any capacity.

SETTLEMENT AGREEMENT	PAGE 6

5.                  This Settlement Agreement shall be executed by or on behalf of each of the Parties, each of whom represents and warrants that he/she has the authority to enter into this Settlement Agreement and bind the Party on whose behalf he/she signs below.

6.                  Warranties.

(a)                Plaintiff represents and warrants that Plaintiff is the only holder and owner of the claims and causes of action released herein, and that none of the claims released herein have been assigned, encumbered or in any manner transferred in whole or in part. Plaintiff further represents that neither is aware of any alleged breaches of fiduciary duty concerning any other PMC filings or press releases beyond those released herein.

(b)               CIM represents and warrants that Buyer has the authority and wherewithal to effectuate and complete the purchase of the Group’s Shares pursuant to the Put Right as outlined in this Settlement Agreement, and that CIM knows of no reasons, contingencies, legal or regulatory restrictions or events that would interfere with Buyer’s ability to perform said promises.

7.                  Each Party further represents and warrants that he/it has been fully informed and has full knowledge of the terms, conditions and effects of this Settlement Agreement, that he/it (either through his/its PARTNERS, trustees, officers, agents or independently retained attorneys) has fully investigated to his/its satisfaction all facts surrounding the various claims, controversies and disputes and is fully satisfied with the terms and effects of this Settlement Agreement, that no promise or inducement has been offered or made to him/it by any other Party except as expressly stated in this Settlement Agreement, and that this Settlement Agreement is executed without reliance on any statement or representation by any other Party that is not expressly REFERRED TO in this Settlement Agreement.

8.                  This Settlement Agreement and the Settlement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to any principles governing choice of law. The Parties agree that any dispute arising out of or relating in any way to this Settlement Agreement or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the Court.

9.                  This Settlement Agreement may be modified or amended only by a writing, signed by all of the signatories hereto, that refers specifically to this Settlement Agreement.

10.              The provisions contained in this Settlement Agreement shall not be deemed a presumption, concession or admission by any Defendant of any fault, liability or wrongdoing as to any facts or claims that have been or might be alleged or asserted in the Action, or any other action or proceeding that has been, will be, or could be brought, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Action, or in any other action or proceeding, whether civil, criminal or administrative, for any purpose other than as provided expressly herein.

11.              The Parties agree that they will not disparage, denigrate or discredit or seek to harm the reputation of any other Party in relation to this dispute or Settlement to any third parties. Nothing in this paragraph shall be construed as prohibiting the Parties from providing truthful testimony, responding to a subpoena, or cooperating with any government official or agency, or from truthfully communicating with any government official or agency.

SETTLEMENT AGREEMENT	PAGE 7

12.              The Parties agree that the only discussion with any news media, and the only publicity in connection with this settlement, will be the terms of the agreed upon press release attached hereto as Exhibit A. Other than the attached press release, the Parties are allowed to disclose the terms of this Settlement (including to file this Settlement Agreement) and the implications thereof to the extent any of their respective counsel reasonably believes is required to comply with such party’s disclosure obligations to shareholders or investors or the Court or otherwise to comply with disclosure obligations under federal or state law. The Parties may respond to any inquiries from PMC shareholders or CIM investors or the news media that the case settled on mutually beneficial terms and that Plaintiff now supports the Proposed Transaction and all proposals presented to PMC’s shareholders at the PMC Shareholder Vote. The Parties acknowledge and agree that the terms of the Agreed Protective Order entered in the Action remain effective and are not amended in this Settlement Agreement.

13.              This Settlement Agreement shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors and assigns, except that the obligations set forth in Paragraph 1 (the Put Right) may not be assigned without the written consent of Plaintiff. Members of the 13D Group shall have the right to enforce the terms of Paragraphs 1, 4(c) and 11 of this Settlement Agreement against the applicable Parties to the Settlement Agreement.

14.              This Settlement Agreement may be executed in any number of actual or electronic copies of counterparts and by each of the different Parties on several counterparts, each of which when so executed and delivered will be an original. The executed signature page(s) from each actual or electronic copy of a counterpart may be joined together and attached and will constitute one and the same instrument.

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SETTLEMENT AGREEMENT	PAGE 8

IN WITNESS WHEREOF, the Parties have executed this Settlement Agreement effective as of January ___, 2014.

AGREED TO:

PMC COMMERCIAL TRUST

By:	/s/ Karl Dial*
	Name: Karl Dial	Date
Title: Attorney for PMC Commercial Trust

CIM URBAN REIT, LLC

By:	/s/ David Thompson
	Name: David Thompson	Date
Title: Vice President and Chief Financial Officer

SOUTHFORK MERGER SUB, LLC

By:	/s/ Karl Dial*
	Name: Karl Dial	Date
Title: Attorney fo Southfork

REIT REDUX LP

BY:	/s/ Robert Stetson	1/29/14
	Robert Stetson, President,	Date
REIT REDUX LLC, General Partner

/s/ Jan Salit*
Jan Salit, Individually		Date

/s/ Barry Berlin*
Barry Berlin, Individually		Date

/s/ Dr. Martha Rosemore Morrow*
Dr. Martha Rosemore Morrow, Individually		Date

/s/ Nat Cohen*
Nat Cohen, Individually		Date

/s/ Barry Imber*
Barry Imber, Individually		Date

* Executed by Karl Dial with authorization

SETTLEMENT AGREEMENT	PAGE 9